Juvo360, LLC

Financial Statements

December 31, 2020 and 2019

BENNETT THRASHER LLP
Better Together

Juvo360, LLC

Table of Contents
December 31, 2020 and 2019

	Page(s)
Independent Auditor's Report	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Members' Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 11

BENNETT THRASHER LLP

Independent Auditor's Report

To the Board of Directors and Members of
Juvo360, LLC

We have audited the accompanying financial statements of Juvo360, LLC, which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, members' deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Juvo360, LLC as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Bennett Thrasher LLP

December 9, 2021

Juvo360, LLC

Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash	$ 31,577	$ 101,987
Total assets	$ 31,577	$ 101,987
Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ 53,531	$ 78,812
Total current liabilities	53,531	78,812
Paycheck Protection Program loan	13,500	-
Convertible notes payable	286,505	270,032
Total liabilities	353,536	348,844
Commitments and contingencies (Note 7)		
Members' deficit:		
Class A membership units	1,075,000	900,000
Additional paid-in-capital	86,513	39,204
Accumulated deficit	(1,483,472)	(1,186,061)
Total members' deficit	(321,959)	(246,857)
Total liabilities and members' deficit	$ 31,577	$ 101,987

See accompanying notes to the financial statements.

Juvo360, LLC

Statements of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Service revenues	$ 2,759	$ -
Operating expenses:		
Personnel costs	136,009	148,010
Selling, general and administrative	125,761	123,284
Research and development	18,311	142,560
Operating loss	(277,322)	(413,854)
Interest expense	(20,089)	(13,725)
Loss before provision for income taxes	(297,411)	(427,579)
Provision for income taxes	-	-
Net loss	$ (297,411)	$ (427,579)

See accompanying notes to the financial statements.

Juvo360, LLC

Statements of Members' Deficit
For the Years Ended December 31, 2020 and 2019

	Class A Membership Units	Additional Paid-In-Capital	Accumulated Deficit	Total
Balance, January 1, 2019	$ 500,000	$ 4,175	$ (758,482)	$ (254,307)
Sale of Class A Membership Units	400,000	-	-	400,000
Equity-based compensation	-	35,029	-	35,029
Net loss	-	-	(427,579)	(427,579)
Balance, December 31, 2019	$ 900,000	$ 39,204	$ (1,186,061)	$ (246,857)
Sale of Class A Membership Units	175,000	-	-	175,000
Equity-based compensation	-	47,309	-	47,309
Net loss	-	-	(297,411)	(297,411)
Balance, December 31, 2020	$ 1,075,000	$ 86,513	$ (1,483,472)	$ (321,959)

See accompanying notes to the financial statements.

Juvo360, LLC

Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (297,411)	$ (427,579)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash interest expense	16,473	13,725
Equity-based compensation	47,309	35,029
Changes in assets and liabilities:		
Accounts payable and accrued liabilities	(25,281)	30,409
Net cash used in operating activities	(258,910)	(348,416)
Cash flows from financing activities:		
Sale of Class A Membership Units	175,000	400,000
Proceeds from borrowings on convertible promissory notes	-	50,000
Proceeds from Paycheck Protection Program loan	13,500	-
Net cash provided by financing activities	188,500	450,000
Net (decrease) increase in cash	(70,410)	101,584
Cash at beginning of year	101,987	403
Cash at end of year	$ 31,577	$ 101,987

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$ 6,511	$ -

See accompanying notes to the financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Description of Business

Juvo360, LLC (the Company) provides companies of all sizes with technology solutions to simplify, execute, and streamline the hiring of hourly workers through its mobile application.

On September 17, 2014, the Company was organized as a Delaware limited liability company. Effective as of January 1, 2020, the Company elected to be taxed as a C-Corporation.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash with major financial institutions.

Revenue Recognition

In accordance with ASC 606, revenue is recognized when the customer obtains control of promised goods or services in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve this core principle, the Company applies the following five steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the customer contract(s);
- Determination of the transaction price;
- Allocation of the transaction price to each performance obligation in the customer contract(s); and
- Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company generates revenue from its mobile application (the App). The mobile application connects customers with individual job seekers (end-users). The App is a usage-based model and revenue is recognized when the service is performed and the customer benefits from the service in an amount that reflects the consideration expected in exchange for these services.

Software Development Costs

The Company accounts for costs incurred to develop computer software for internal use by capitalizing the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary project along with postimplementation stages of internal use computer software are expensed as incurred. Capitalized development costs are amortized over various periods up to three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. To date, the Company has not capitalized any software development costs.

Advertising Costs

Advertising costs are expensed as incurred. Such costs totaled approximately $15,319 and $21,442 in 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations.

Equity Compensation

The Company recognizes in the statements of operations the grant date fair value of equity awards issued to employees and directors over the vesting period.

The Company accounts for all transactions in which goods or services are the consideration received for issuance of equity instruments based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

COVID-19 Pandemic

In March 2020, the World Health Organization officially designated COVID-19 as a pandemic, which continues be present today. As a result, businesses across the country and the world have had to take steps to protect their employees, and employees of companies with whom they do business. The associated business disruption has ranged from limited to significant, depending on the nature of the business being impacted. As of December 31, 2020, management believes appropriate measures have been put in place to limit any adverse effects as a result of this disruption; however, no assurances can be made. There have been no adjustments to these financial statements as a result of uncertainty surrounding the pandemic.

Factors Affecting Operations

As indicated in the accompanying financial statements, the Company has sustained losses from operations. To date, the Company's operations have been primarily funded through capital contributions. Subsequent to the issuance of Class A Membership Units in 2021 (Note 8), management believes that sufficient cash is available to satisfy its cash requirements at the time of issuance. The future success of the Company's business as a going concern is contingent upon, among other things, the ability to achieve and maintain profitable operations, sufficient cash from operations to meet current and future obligations, adequate levels of debt financing, and/or the ability of its members to fund any working capital shortfalls that might occur. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 2: Debt

Convertible Promissory Notes

In 2015, the Company issued two convertible promissory notes totaling $150,000. Notes bear cumulative interest at 6% per annum and are due upon demand.

In 2016, the Company issued a convertible promissory note of $20,000. The note bears cumulative interest at 6% per annum and is due upon demand.

In 2019, the Company issued a convertible promissory note of $50,000. The note bears cumulative interest at 8% per annum and matures on December 31, 2021. Accrued interest as of December 31, 2020 and 2019 total $66,505 and $50,032, respectively. Outstanding borrowings as of December 31, 2020 and 2019 related to convertible promissory notes issued totaled $220,000.

Convertible promissory notes issued may be converted to equity securities in the Company's next equity financing round at a 10% discount, resulting in a beneficial conversion. The intrinsic value of the beneficial conversion feature was not considered material in 2020 and 2019. In addition, the Company intends to early adopt Accounting Standards Update 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity,* effective January 1, 2021. This standard eliminates any separate recognition of a beneficial conversion feature.

Paycheck Protection Program Loan

In April 2020, the Company received $13,500 related to its loan application under the Paycheck Protection Program (PPP Loan) and Coronavirus Aid, Relief, and Economics Security Act (the CARES Act).

The PPP Loan, which is in the form of a note payable, matures two years from the date of funding and bears interest at a rate of 1.00% per annum, payable monthly commencing approximately six months from the date of issuance. Under the terms of the PPP Loan, up to the entire amount of principal and accrued interest may be forgiven to the extent that proceeds of the PPP Loan are used for qualifying expenses as described in the CARES act and applicable guidance issued by the U.S. Small Business Administration. In 2021, the Company was granted full forgiveness for all outstanding borrowings under the PPP Loan, including applicable interest. At the time of full forgiveness, accrued interest related to the PPP Loan was nominal.

In March 2021, the Company obtained a second PPP Loan in the amount of $17,226. In October 2021, the Company was granted full forgiveness for all outstanding borrowings under the second PPP Loan, including applicable interest.

Note 3: Members' Deficit

The Company's amended and restated articles of incorporation dated January 2020 authorizes the issuance of 50,000,000 units of Class A membership units. Units outstanding and activity is summarized as follows:

	Class A Membership Units
Shares Authorized	50,000,000
Outstanding, January 1, 2019	11,644,476
Sale of Class A Membership Units	888,889
Outstanding, December 31, 2019	12,533,365
Sale of Class A Membership Units	388,889
Outstanding, December 31, 2020	12,922,254

Rank:
The Class A membership units, with respect to rights upon liquidation, winding up or dissolution, whether voluntary or involuntary, shall rank prior to all other classes.

Conversion Rights:
Class A membership units are not convertible.

Liquidation Preference:
In the event of a liquidation, dissolution, sale, or merger of the Company, the holders of the Class A membership units shall receive prior, and in preference to, all other classes or series of equity securities of the Company, assets of the Company legally available for distribution.

Redemption:
The Class A membership units are not redeemable.

Note 4: Membership Unit Options

The Company has granted options to board members and vesting periods of the options are determined by the Board at the time of the grant.

The fair value of the option is determined on the grant date using the Black-Scholes option pricing model. Expected volatility is based on the average historical volatility of similarly structured, publicly traded software companies. The expected term of the option granted represents the period of time that options are expected to be outstanding. The Company used the simplified method under accounting standards to estimate the expected term of the options. The risk-free rate is based on U.S. Treasury yield in effect at the time of the grant for the expected term of the options.

Assumptions for options granted in 2020 and 2019 are as follows:

	2020	2019
Risk-free interest rate	0.14%	2.40%
Volatility factor	57%	50%
Dividend yield	0.00%	0.00%
Expected term (years)	5.52 - 5.56	5.56

The grant date fair value of options granted during the years ended December 31, 2020 and 2019 was $24,647 and $84,720, respectively, and is being amortized to compensation expense over the vesting period. The Company recorded compensation expense of $47,309 and $35,029 in 2020 and 2019, respectively.

The following table summarizes option activity for the Company for the year ended December 31, 2020:

	Options	Weighted-Average Exercise Price
Outstanding, January 1, 2019	64,000	$ 0.01
Granted	192,000	0.01
Forfeited/canceled	-	0.01
Outstanding, December 31, 2019	256,000	0.01
Granted	56,000	0.01
Forfeited/canceled	-	0.01
Options outstanding, December 31, 2020	312,000	0.01
Options exercisable as of December 31, 2020	234,000	$ 0.01

As of December 31, 2020, there was $47,905 of unrecognized compensation expense related to employee options and the costs are expected to be recognized over a weighted-average period of 1.42 years.

Note 5: Income Taxes

The Company has incurred losses prior to, and since its election to be taxed as a C-Corporation on January 1, 2020. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets associated with these losses will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2020. Prior to the Company's election to be taxed as a C-Corporation, its losses were attributed directly to its members. At December 31, 2020, the Company had Federal and state net operating loss carryforwards totaling approximately $77,327 with no expiration dates. A valuation allowance has been established for the full amount of the carryforwards.

The ultimate realization of any remaining tax benefits in future years depends predominantly upon having taxable income. Benefits for income taxes are not presented in the accompanying statement of operations and balance sheet as of and for the period ended December 31, 2020 as the net deferred tax assets have been fully reserved.

As of December 31, 2020, no accrual was necessary for unrecognized tax benefits based on the Company's tax positions, including all open years. The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The Company recognizes interest and penalties related to income taxes in selling, general, and administrative expenses in the accompanying statement of operations. No significant amounts of interest and penalties were recognized in 2020.

Note 6: Concentrations

During 2020, one customer accounted for 91% of the Company's revenue.

Note 7: Commitments and Contingencies

Litigation

The Company may, from time to time, be subject to various claims and legal actions that arise in the ordinary course of business. The Company is not currently a party to any proceeding that would individually or in the aggregate have a material adverse effect on its business, financial condition or results of operations.

Note 8: Subsequent Events

During 2021, the Company issued 1,235,789 Class A Membership units for consideration totaling $1,174,000 to investors. In addition, the Company granted 48,000 options to an investor.

The Company has evaluated events and transactions occurring subsequent to December 31, 2020, through the report date, the date that the financial statements were available for issuance. Management has concluded that all subsequent events requiring recognition or disclosure have been incorporated into these financial statements herein.

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